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                                                           FOR IMMEDIATE RELEASE

Contact:
Delcath Systems, Inc.                    Todd Fromer / Lewis Goldberg
M. S. Koly, Chief Executive Officer      KCSA Worldwide
203-323-8668                             (212) 896-1215 / 212-896-1216
www.delcath.com                          tfromer@kcsa.com  / lgoldberg@kcsa.com
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                Delcath Completes $2.5 Million Private Placement
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STAMFORD, Conn., November 28, 2005 -- Delcath Systems, Inc. (Nasdaq: DCTH) said it entered into a definitive agreement with institutional and accredited investors for the private placement of $2.5 million through the sale of approximately 753,000 shares of its common stock and the issuance of 2005 Series A warrants to purchase approximately 188,000 shares as well as certain additional warrants. The shares of common stock and the shares issuable upon exercise of the warrants have not been registered under the Securities Act of 1933 and may not be sold in the absence of an effective registration statement.

Delcath has agreed to register the shares of common stock and the shares issuable upon exercise of the warrants under the Securities Act of 1933. Delcath is a developer of isolated perfusion technology for organ or region-specific delivery of therapeutic agents. Six US and three foreign issued patents cover its technology. The company is headquartered in Stamford, Conn.

The company has undertaken the sale of these securities to put itself in a better position to pursue the pending clinical trials of the Delcath system, including the possible expansion of the trials to additional sites.

H. C. Wainwright & Co., Inc. acted as placement agent for the transaction.

About Delcath

Delcath is a developer of isolated perfusion technology for organ or region-specific delivery of therapeutic agents. Seven U.S. and four foreign issued patents cover its technology. The company is headquartered in Stamford, CT.

This release may contain "forward-looking statements" based on current expectations but involving known and unknown risks and uncertainties. Actual results or achievements may be materially different from those expressed or implied. Delcath's plans and objectives are based



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on assumptions involving judgments with respect to future economic, competitive and market conditions. Its ability to consummate, and the timing of acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.


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